Testament Series updated their cover photo.
September 23 at 10:27 AM ·


roarlight
ANGEL STUDIOS
TESTAMENT
THE PARABLES RETOLD
LAUNCH 10/6

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Testament Series
September 22 at 4:00 PM ·

Artists in past generations painted scenes from the life of Christ as if they lived in their day. Pieter Bruegel the Younger, a Flemish painter from the 1600s, painted the procession of people with Christ carrying the cross. He was one of many artists who recreated this event as if it were in their time.

That's kind of like what we're doing with the Testament series. Find out more at angel.com/testament.

#christianentertainment #bibleretelling #lifeofChrist #rennaisance #religiousart



Testament Series was live.
September 21 at 1:54 PM ·

We started our journey with a limited crew, equipment and a very small budget... but still we made a film! The skills of high-production value with low-budgets is how we plan to bring the Testament Series to life!

Join us this Livestream as we reveal some the Testament Series progress along with an MAJOR announcement

Help us tell this timeless story at http://angel.com/testament... **See more**



TESTAMENT
05:49
ANGEL

77 62 Comments 6 Shares



Testament Series

September 21 at 12:52 PM ·

Who's excited for today's livestream?

7 · 1 Comment

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Testament Series was live.
September 16 ·


LIVE
WHY WE'RE CALLED SCRAPPY
AND ONE BIG ANNOUNCEMENT
TESTAMENT

WED, SEP 21

Big Announcement And Why We're Called Scrappy

11 people interested

Interested

19

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Comment
Share

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Testament Series
September 15 ·

Missed our first-ever Livestream? Here's a 5-minute catch-up of some of the highlights!


LIVESTREAM
CATCH UP
IN 5 MINUTES
#1 THE JOURNEY BEGINS

YOUTUBE.COM

Catch Up #1: The Journey Begins

Catch Up in 5 Minutes on our first ever Livestream; The Journey Begins.How can events fro...

Paul Syrstad and 12 others

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Testament Series
September 14 ·

We're presenting the stories of the Bible with the drama, danger, and intrigue that are actually present, but often missed.

Find out more about how you can be a part of the project at angel.com/testament.

#biblestories #testamentseries #biblical #bibleretelling #genz



Testament Series
September 13 ·

Here's what Dr. Richard Harvey had to say after he saw the Testament film for the first time.

Find out more about the project to turn the film into a TV series here: angel.com/testament

#faithfilms #roarlight #director #newseries #biblicalstories #biblestories



Testament Series
September 9 ·

The #TestamentSeries will retell the stories in the book of Acts, but it'll be set in an alternate modern world.

#bookofacts #acts #biblicalstories #newtvseries #filmmakers #roarlight #christianmedia #christianstories



Testament Series was live.

September 7 ·

The Book of Acts would be nothing without the acts of the Holy Spirit. Join us LIVE as we discuss the role of the Holy Spirit in the Early Church, today, and in the upcoming Testament series. We will be talking with multiple Biblical scholars on how the Holy Spirit affects our characters, ourselves, and even you!

Help us tell this timeless story at http://angel.com/testament

Connect with Testament Online:... **See more**


4:23
LIVESTREAM COUNTDOWN
angel.com/testament

48

53 Comments 5 Shares

Testament Series
September 6 ·

Neither can we! Make sure you tune in for a great week of content!

#HesUpToSomething #TestamentSeries #StayTuned #roarlight #AngelStudios

↓ Follow us for more latest news ↓... **See more**



I can't wait for the livestream this week!

26 1 Comment 1 Share

Testament Series was live.
September 5 ·


LIVE
TESTAMENT
ACTS OF THE HOLY SPIRIT

WED, SEP 7

Acts Of The Holy Spirit

24 people interested

Interested

34

Like Comment Share

Testament Series
September 5 ·

We're turning the book of Acts into a TV series.

You can find out more about the show, and watch the full trailer at angel.com/testament.

#newseries #tvtrailers #biblicalstories #testament #roarlight #angelstudios


Visit angel.com/testament

47

6 Comments 9 Shares

Testament Series
September 2 ·

If you missed the Testament livestream, we've got you covered. Watch the video to see some highlights from the livestream featuring a new trailer and audience reactions!
.
For more information visit angel.com/testament
.
#HesUpToSomething #Testament #roarlight #TheParablesRetold #Indie #AngelStudios



Testament Series
September 2 ·

Here's series writer & actor Kenneth Omole on the difference between #Testament and the faith films he grew up watching.

#newseries #faithfilms #testamentseries #filmmakers #indiefilms #tvseries #tvshow



Testament Series
August 31 ·

Okay, but the trailer IS pretty sick.

You can watch the whole thing at angel.com/testament.

#movietrailers #trailers #newtvseries #testamenttheseries #filmmaking #biblicalstories #tvtrailers



Testament Series
August 24 ·

As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere



30

3 Comments 3 Shares

Testament Series
August 22 ·

As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere



44 3 Shares

Testament Series
August 22 ·

It's a new week with new exciting content and info! Stay tuned and follow all things TESTAMENT.

#HesUpToSomething #TestamentSeries #StayTuned #roarlight #AngelStudios

↓ Follow us for more latest news ↓... **See more**



Testament Series
August 19 ·

What do people expect from TESTAMENT? As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere



Paul Syrstad and 29 others

8 Shares

Testament Series
August 18 ·

What do people expect from TESTAMENT? As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere


ENTRANCE

25

3 Shares

Testament Series
August 12 ·

Busy week? 😂

Rest up this weekend because we have a lot more exciting content coming your way next week! Also if you haven't watched our last Livestream (Wasn't This a Movie?!?), why don't you do so to catch up with everything TESTAMENT.

https://www.youtube.com/watch?v=sjSsfsfPqgY&t=6s... **See more**


TESTAMENT

Testament Series
August 11 ·

Series writer Faith Syrstad on why the #TestamentSeries will connect with people.

You can learn more about how to be a part of this incredible project at angel.com/testament.

#Testament #HesUpToSomething #roarlight #TheParablesRetold #Indie #AngelStudios #indieseries #biblicalstories #tvseries... See more


is humanize these
different characters

48 3 Comments 6 Shares

Testament Series was live.
August 10 ·

Wait! Wasn't Testament a movie?!? Coming LIVE, we will discuss the film premiere and how it brought us to where we are today. Joining us will be Kenneth Omole, who plays John Mark, and Andy Toovey, Director of Photography. So don't miss out on learning how the original film brought us to the Testament TV Series!

Help us tell this timeless story at http://angel.com/testament

Connect with Testament Online:... **See more**


WASN'T THIS A MOVIE?
TESTAMENT
LIVE
ANGEL

46 23 Comments 7 Shares

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Testament Series
July 28 ·

Can you imagine what it would be like if the New Testament stories from the Book of Acts were happening in today's modern world? Which of the Apostles would you want to meet first? Comment below.

↓ Follow us for more latest news ↓
Official Website: angel.com/testament
Facebook: https://www.facebook.com/TestamentSeries... **See more**



34 3 Comments 6 Shares

Testament Series was live.
August 9 ·


TESTAMENT
WASN'T THIS A MOVIE?
(YES....BUT THERE'S MORE)

WED, AUG 10

Wasn't This A Movie?!?

12 people interested

Interested

22

Like Comment Share



Testament Series

August 8 ·

Walking into Special Livestream week like...

This week's Livestream (Wasn't This A Movie?) will be filled with more exciting content, including insightful interviews, BTS footage, and so much more!

Tune in Wednesday at 2pm MT, 4pm EST and 9pm BST for everything TESTAMENT!... **See more**



Testament Series
July 27 ·

We live in such a privileged age where we can read the scriptures in our own language. These stories are not just stories, they are the legacy of real and imperfect people whose sacrifice changed and still changes the lives of many people around the world.

↓ Follow us for more latest news ↓
Official Website: angel.com/testament
Facebook: facebook.com/TestamentSeries... **See more**


TESTAMENT

Testament Series was live.

July 27 ·

How do you craft a world? In this special Livestream, we will explore how Testament brings its world to life with costumes, props, and the overall design of the project! Join us LIVE as we share how we are bringing this biblical tale to the modern age.

Help us tell this timeless story at http://angel.com/testament

Connect with Testament Online:... **See more**



WORLD BUILDING
TESTAMENT
LIVE
higher
ANGEL

14

7 Comments 3 Shares

Testament Series
July 26 ·

Paul Syrstad is the founder of roarlight, a UK faith-based production company. Paul directed "The Parables Retold," a series of short films that were nominated for various awards at the International Christian Film Festival. He also wrote and directed the "Testament" feature film. Paul originally trained to be an actor at the Royal Central School of Speech and Drama before he felt the call from God to step out from in front of the camera to behind it.

↓ Follow us for more l... **See more**



Paul Syrstad
Director & Creator
TESTAMENT

Testament Series was live.
July 25 ·


TESTAMENT
WORLD BUILDING

WED, JUL 27

Testament // World Building

1 person went

Interested

Testament Series
July 25 ·

It's Testament Livestream week! Tune in Wednesday for our special Livestream where you can find out everything currently going on in the world of Testament!

#HesUpToSomething #TestamentSeries #StayTuned #roarlight #AngelStudios

↓ Follow us for more latest news ↓... **See more**


DIRECTOR
CAMERA
DATE
24/08
TESTAMENT

Testament Series
July 18 ·

God is always willing to guide us in this life. What we need to do is to listen for His voice.

↓ Follow us for more latest news ↓
Official Website: angel.com/testament
Instagram: instagram.com/testament_series... **See more**


TESTAMENT

Paul Syrstad and 13 others
2 Shares

Testament Series was live.
July 13 ·

Bible stories are full of excitement, danger, and hope, but sometimes people can find the text hard to engage with. By setting Testament in the modern day, we hope to connect audiences to the Bible in a way that's fresh and highly applicable. Join us LIVE to learn how we strive to create fresh, on-the-edge-of-your-seat type of content while still staying true to the empowering biblical story.

Help us tell this timeless story at http://angel.com/testament

Connect with Testa... **See more**



MEET THE TEAM LIVE
TESTAMENT
LIVE
ANGEL

12

8 Comments 5 Shares

Testament Series
July 12 ·

The stories of the Bible are full of drama, danger, mystery, intrigue, and tension. Share with us in the comments which story of the Bible gripped you as you saw the story unfold?

↓ Follow us for more latest news ↓
Official Website: angel.com/testament
Twitter: https://twitter.com/SeriesTestament... **See more**


TESTAMENT

Testament Series
July 12 ·

Don't forget the #Testament Livestream tomorrow at 3 PM (MDT)

↓ Watch our live at ↓
Facebook: https://www.facebook.com/TestamentSeries
YouTube: youtube.com/channel/UCPMnn5ZkYHf2epbcekclmPQ... **See more**


TESTAMENT
LIVESTREAM TOMORROW
3 PM (MDT)
ANGEL
STUDIOS

4

1 Share

Testament Series
July 12 ·

Who's tuning in to watch our special live stream tomorrow?

#HesUpToSomething #TestamentSeries #StayTuned #roarlight #AngelStudios

↓ Follow us for more latest news ↓... **See more**


TESTAMENT

13 1 Share

gyOCi9g6ZoCtTeZ0ggP_ramLAzzLP9l6rnloGOUiO739bwFHFNQDAF8-QFvv7TtDYgncn-AcptQ33ApGVWBxHGRoWAilco

Testament Series
July 11 ·

The News is out and we have a lot of content coming your way!

#HesUpToSomething #TestamentSeries #StayTuned #roarlight #AngelStudios


FLYCAM GALAXY
FLYCAM GALAXY
TESTAMENT

29

Testament Series
July 10 ·

We are so excited to announce TESTAMENT: The Series and our partnership with Angel Studios as our official distributors.

Show your support at: www.angel.com/testament


THE
RICH FOOL

Paul Syrstad, Testament Series and 29 others   4 Comments 9 Shares

Testament Series was live.
July 8 ·


TESTAMENT
BIBLICAL WONDER
LIVE
ANGEL

WED, JUL 13

Testament // Biblical Wonder

2 people went

Interested

Testament Series

July 7 ·

Testament will host a special live stream on July 13th at 3 PM (MDT), during which we will be revealing some exciting details.

↓ Follow us for more latest news ↓

Official Website: angel.com/testament

Instagram: https://instagram.com/testament_series... **See more**


TESTAMENT
LIVESTREAM
JULY 13TH - 3 PM (MDT)
ANGEL
STUDIOS

Testament Series
June 24 ·

Testament will host a special live stream on June 29th - 5 PM (EDT), during which we will be revealing some exciting details.

↓ Follow us for more latest news ↓
Official Website: angel.com/testament
Twitter: https://twitter.com/SeriesTestament... **See more**



TESTAMENT
BIG ANNOUNCEMENT
JUNE 29TH - 5 PM EDT

6

2 Shares

Testament Series was live.
June 24 ·


MEET THE TEAM LIVE
TESTAMENT
JUNE 29 2PM PDT
ANGEL

WED, JUN 29

TESTAMENT: The Journey Begins

3 people went

Interested



Testament Series

May 30 ·

Can you believe it's already been a week since the TESTAMENT premiere? We sure did go BIG at the Prince Charles Cinema in Leicester Square.

It was great seeing so many of you who came out to show your support - just take a look at the queues we had outside the cinema!

@jamescorrigan89 took so many epic pictures so we're going to be sharing them over the next week!... **See more**


PRINCE CHARLES CINEMA
MEMBERSHIP = CINEMATIC HAPPINESS
JOIN US!
LEICESTER SQUARE
THEATRE


HongKong Buffet
SAN CHIU DIM
18-20
FOR FULL



Testament Series

May 21 ·

1 day to go till our London Premiere and not only have we got some big news coming but tickets are now officially SOLD OUT!

#Testament #roarlight #TheParablesRetold #Movie #Film #Indie
#May22nd


1 DAY TO GO!

Testament Series
May 20 ·

2 days to go till our London Premiere and we've got some BIG news coming👀

Get the last few tickets now, link in bio.

#Testament #roarlight #TheParablesRetold #Movie #Film #Indie... See more


2 DAYS TO GO!

2

Testament Series

May 19 ·

3 days to go till our London Premiere!

Get the last few tickets now, link in bio.

#Testament #roarlight #TheParablesRetold #Movie #Film #Indie... See more


3 DAYS TO GO!

3

2 Shares

Testament Series
May 18 ·

4 days to go till our London Premiere!

Get the last few tickets now, link in bio.

#1stAD #Testament #roarlight #TheParablesRetold #Movie #Film #Indie... See more


4 DAYS TO GO!

3

Testament Series
May 17 ·

5 days to go till our London Premiere!
Get the last few tickets now, link in bio.

#Testament #roarlight #TheParablesRetold #May22nd



5 DAYS TO GO!
TESTAMENT

2

2 Shares

Testament Series

May 17 ·

The look we give those who haven't yet got their ticket😔

5 days to go till our London Premiere!
Get the last few tickets now, link in bio.... **See more**


5 DAYS TO GO!
TESTAMENT

4

Testament Tv Series @SeriesTestament · 20h

What's the point of Christian films?

According to Dr. Victoria Omotoso, the point is getting people to Jesus.

Learn more angel.com/testament.

#christianfilmmakers #christiandirectors #biblestories #newseries #tvshow #tvseries


TESTAMENT
0:04

Testament Tv Series @SeriesTestament · Oct 16

Salvation is a gift.

Dr. Victory Omotoso shares how a modern take on a beloved parable caused her to rethink the gift Jesus gives to us.

#parables #parableofthesower #biblicalstories #testamentseries #newseries #streaming #entertainment



0:49
1 view

Testament Tv Series @SeriesTestament · Sep 29

FINALLY, the BIG announcement is revealed! The full-length film version of TESTAMENT: The Parables Retold will be available for free streaming on the Angel App on October 6 at 8 PM (MT). Be sure to download the Angel App through the Apple Store or Google Play Store.



0:52 30 views

Testament Tv Series @SeriesTestament · Sep 27

Our journey so far...

angel.com/testament

#studio #production #filmmakers #inspiringstories #parablesretold #angelstudios #roarlight


5 views
0:07 / 2:15

Testament Tv Series @SeriesTestament · Sep 23

Part of Paul's roundtable discussion about the Testament film People have loved it so far. (Which is why we're making it into a TV series.)

Find out more about the series at angel.com/testament

#christian #angelstudios #roarlight #biblicalstories #newtvseries #streaming


1 view
0:07 / 0:56

Testament Tv Series @SeriesTestament · Sep 22

Here's the series writer & actor Kenneth Omole on the difference between #Testament and the faith films he grew up watching.

#newseries #faithfilms #testamentseries #filmmakers #indiefilms #tvseries #tvshow



0:38
1 view

Testament Tv Series @SeriesTestament · Sep 22

Artists in past generations painted scenes from the #lifeofChrist as if they lived in their day. Pieter Bruegel the Younger, a Flemish painter from the 1600s, painted the procession of people with Christ carrying the cross.

#bibleretelling #rennaisance #religiousart



Testament Tv Series @SeriesTestament · Sep 14

We're presenting the stories of the Bible with the drama, danger, and intrigue that are actually present, but often missed.

Find out more about how you can be a part of the project at angel.com/testament.

#biblestories #testamentseries #biblical #bibleretelling #genz


0:38

Testament Tv Series @SeriesTestament · Sep 13

Here's what Dr. Richard Harvey had to say after he saw the Testament film for the first time.

Find out more about the project to turn the film into a TV series here: angel.com/testament

#faithfilms #roarlight #director #newseries #biblicalstories #biblestories



0:51

Testament Tv Series @SeriesTestament · Sep 5

We're turning the book of Acts into a TV series.

You can find out more about the show, and watch the full trailer at angel.com/testament.

#newseries #tvtrailers #biblicalstories #testament #roarlight #angelstudios


0:14
7 views

Testament Tv Series @SeriesTestament · Sep 2

If you missed the Testament livestream, we've got you covered. Watch the video to see some highlights from the livestream featuring a new trailer and audience reactions!

.

For more information visit angel.com/testament


0:50
18 views

Testament Tv Series @SeriesTestament · Aug 31

Okay, but the trailer IS pretty sick.

You can watch the whole thing at angel.com/testament.

#movietrailers #trailers #newtvseries #testamenttheseries #filmmaking #biblicalstories #tvtrailers


2 views
0:07 / 0:48

Testament Tv Series @SeriesTestament · Aug 24

As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere


1 view
0:07 / 0:48

Testament Tv Series @SeriesTestament · Aug 22

As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere


0:44 3 views
KING

Testament Tv Series @SeriesTestament · Aug 19

What do people expect from TESTAMENT? As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere


We asked a few people what they were looking forward to most...
0:36 3 views

Testament Tv Series @SeriesTestament · Aug 18

What do people expect from TESTAMENT? As audiences gathered to watch the London Premiere of TESTAMENT: The Parables Retold, we asked a few people what they were looking forward to most...

#Testament #HesUpToSomething #roarlight #TheParablesRetold #AngelStudios #LondonPremiere


18-20
DIM
THE
CHARLE
0:52 3 views


4:49
LIVESTREAM COUNTDOWN
angel.com/testament

TESTAMENT: The Journey Begins

452 views • Streamed live on Jun 29, 2022

39 DISLIKE SHARE DOWNLOAD CLIP SAVE ...


THE
RICH FOOL

Testament: The Series // Announcement

780 views • Jul 10, 2022

48 DISLIKE SHARE DOWNLOAD SAVE ...


T E S T A M E N T
Paul Syrstad
Director/Creator
ANGEL

Testament // Biblical Wonder

183 views • Streamed live on Jul 13, 2022

11 DISLIKE SHARE DOWNLOAD CLIP SAVE ...

TESTAMENT


WASN'T THIS A MOVIE?
TESTAMENT
LIVE
ANGEL

Wasn’t This A Movie?!?

427 views • Streamed live on Aug 10, 2022

35 DISLIKE SHARE DOWNLOAD CLIP SAVE ...


TESTAMENT
Learn more at
ANGEL.COM/TESTAMENT
An upcoming TV series called Testament
Testament
SUBSCRIBE
21
Dislike
2
Share


2:06
LIVESTREAM COUNTDOWN
angel.com/testament

Acts Of The Holy Spirit

315 views • Streamed live on Sep 7, 2022

29 DISLIKE SHARE DOWNLOAD CLIP SAVE ...


TESTAMENT
The Journey Begins
ANGEL
PREVIOUSLY
on TESTAMENT livestreams

#angelstudios

Catch Up #1: The Journey Begins

88 views • Sep 15, 2022

8 DISLIKE SHARE DOWNLOAD CLIP SAVE ...


TESTAMENT
05:40
ANGEL

Big Announcement And Why We're Called Scrappy

280 views • Streamed live on Sep 21, 2022

21 DISLIKE SHARE DOWNLOAD CLIP SAVE ...


When can I watch the film?
i want 2 see the movie
Is this a film or a series?
When can I watch the film?
How can I watch?
...
Testament: The Parables Retold // October 6th 2022
Testament
SUBSCRIBE
10
Dislike
1
Share


TESTAMENT
Biblical Wonder
ANGEL
PREVIOUSLY
on TESTAMENT livestreams

#angelstudios

Catch Up #2: Biblical Wonder

35 views • Sep 28, 2022

5 DISLIKE SHARE DOWNLOAD CLIP SAVE ...



Worldwide Premiere Watch Party

2,142 views • Streamed live on Oct 6, 2022

108 DISLIKE SHARE DOWNLOAD CLIP SAVE ...


TESTAMENT
World Building
ANGEL
PREVIOUSLY
on TESTAMENT livestreams

Pause (k)

#angelstudios

Catch Up #3: World Building

41 views • Oct 12, 2022

8 DISLIKE SHARE DOWNLOAD CLIP SAVE ...


PREVIOUSLY
on TESTAMENT livestreams
Big Announcement &
Why We're Called Scrappy

Testament Movie Easter Eggs

182 views • Streamed live on Oct 19, 2022

26 DISLIKE SHARE DOWNLOAD CLIP SAVE ...